EXHIBIT 99.1

Grown Rogue Acquires the Minority Interest in Illinois Subsidiary

Increases Ownership from 70% to 100% in Illinois Cultivation Project

MEDFORD, Ore., Sept. 22, 2025 /CNW/ - Grown Rogue International Inc. ("Grown Rogue" or the "Company") (CSE: GRIN) (OTC: GRUSF), a flower-forward cannabis company combining craft values with disciplined execution, today announced it has completed the acquisition of the 30% minority interest in Rogue EBC, LLC, its Illinois subsidiary. The total consideration is $1.5 million, with $500,000 paid at closing, $500,000 due in six months, and $500,000 due at the earlier of 15 months from closing or the date of the first harvest.

"We are pleased to have this consolidation complete, setting the stage for the development of our Illinois project to continue," said Obie Strickler, CEO of Grown Rogue.

Strickler continued, "When we first struck our partnership in Illinois, we were excited about managing the cultivation operations in partnership with an operator who would run the manufacturing operations. However, owing to a request for liquidity from our partner for reasons completely unrelated to Grown Rogue, we decided to opportunistically acquire 100% of this project. Increasing our ownership at an attractive price before we're operational is a logical step, supported by the success we've had in efficiently producing craft quality flower in multiple markets, most recently with our recent launch in New Jersey, which has a market structure that we believe resembles Illinois."

The deal is subject to final approval by the Illinois Department of Agriculture.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a flower-forward cannabis company rooted in Oregon's Rogue Valley, a region known for its deep cannabis heritage and commitment to quality. With operations in Oregon, Michigan, and New Jersey—and expansion underway in Illinois— Grown Rogue specializes in producing designer-quality indoor flower. Known for exceptional consistency and care in cultivation, our products are valued by retailers, budtenders, and consumers alike.

By blending craft values with disciplined execution, we've built a scalable, capital-efficient platform designed to thrive in competitive markets. We believe sustained excellence in cannabis flower production is the engine of the industry's supply chain—and our competitive advantage. For more information about Grown Rogue, please visit www.grownrogue.com.

Forward-Looking Statement Disclaimer

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs, and current expectations of Grown Rogue International Inc. ("Grown Rogue" or the "Company") with respect to future business activities. Forward-looking information is often identified by the words "may," "would," "could," "should," "will," "intend," "plan," "anticipate," "believe," "estimate," "expect," or similar expressions and includes information regarding: (i) the Company's ability to obtain final approval from the Illinois Department of Agriculture, (ii) the Company's ability to successfully develop and operate its Illinois cultivation facility, (iii) expectations for future cultivation capacity, product output, and consumer demand in Illinois and other markets, and (iv) the Company's expectations regarding overall financial performance, balance sheet flexibility, and strategic opportunities.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflects management's expectations, estimates, or projections concerning future results or events based on the opinions, assumptions, and estimates considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could cause actual results to differ materially from those projected.

Among the key factors that could cause actual results to differ materially are the following: changes in general economic, business, and political conditions; changes in the financial markets and the Company's ability to raise additional capital on acceptable terms; adverse changes in the public perception of cannabis; decreases in prevailing prices for cannabis and cannabis products in the markets where the Company operates; delays or cost overruns in construction or cultivation projects; adverse changes in applicable laws or in the application or enforcement of current laws; compliance with extensive government regulation and related costs; and other risks described in the Company's public disclosure documents filed on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated, or expected. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale, and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. While local state laws where its subsidiaries operate permit such activities, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business is disclosed in its Listing Statement filed under its issuer profile on SEDAR+ at www.sedarplus.ca.

No stock exchange, securities commission, or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Grown Rogue International Inc.

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%CIK: 0001463000

For further information: General Inquiries and Investor Contact: Obie Strickler, Chief Executive Officer, obie@grownrogue.com; Investor Relations: invest@grownrogue.com, (458) 226-2662

CO: Grown Rogue International Inc.

CNW 07:00e 22-SEP-25